Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-198986 and 333-196437

Free Writing Prospectus dated September 29, 2014

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FANTEX ALSHON JEFFERY

This tracking stock is intended to reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. This is not a direct investment in that athlete or brand contract. It represents an ownership interest in Fantex, Inc. Fantex cannot assure you as to the development or liquidity of any trading market for this stock.

RESERVE IPO SHARES | READ THE PROSPECTUS | VIEW RISKS

IPO PRICE	IPO STATUS	SHARES AVAILABLE	UNDERWRITER	QUALIFIED INDEPENDENT UNDERWRITER
10.00	Coming Soon	835,800	Fantex Brokerage Services, LLC	Stifel, Nicolaus & Company, Incorporated

BRAND INFO | BRAND CONTRACT | FANTEX, INC. | SHARE:

ABOUT THE BRAND (Information updated as of September 26, 2014)

Alshon Jeffery is a wide receiver for the Chicago Bears in the NFL. He has been in the NFL since 2012. Alshon Jeffery attended the University of South Carolina, where he played wide receiver in a total of 40 games. Alshon Jeffery was a first-team Freshman All-SEC and first-team Freshman All-American selection in 2009. In 2010, Alshon Jeffery was selected as one of three finalists for the Biletnikoff Award, which is presented to the nation's top college wide receiver. Alshon Jeffery set single-season school records in both receptions (88) and receiving yards (1,517) while at South Carolina. Alshon Jeffery was named the MVP of the 2012 Capital One Bowl after catching 4 passes for 148 yards and a touchdown.

Alshon Jeffery entered the NFL draft after his third season at South Carolina. He was selected in the second round, 45th overall in the 2012 NFL draft, and signed with the Chicago Bears. Alshon Jeffery twice broke a Chicago Bears franchise record for single-game receiving yards. On October 6, 2013, Alshon recorded 218 receiving yards against the New Orleans Saints and on December 1, 2013, Alshon Jeffery recorded 249 yards against the Minnesota Vikings. Alshon Jeffery was selected to the NFL Pro Bowl following the 2013 regular season. Alshon Jeffery was born on February 14, 1990 and is 24 years old as of the start of the 2014 NFL season.

BRAND POSITIONING

Fantex, Inc. believes the essence of Alshon's brand is as an ambassador. Coming from a small town in rural South Carolina, expectations were low. Alshon used his incredible work ethic as a driving force to send a message of endless possibility to those coming from underserved or disadvantaged backgrounds. Alshon sees it as his mission to bring hope to communities that cannot change on their own. Every day, he puts in the effort to demonstrate that no matter how small one starts, you can still end up big.

For complete description, please view the prospectus.

Fantex, Inc. offerings are highly speculative and the securities involve a high degree of risk. Investing in a Fantex, Inc. tracking stock should only be considered by persons who can afford the loss of their entire investment. Fantex, Inc. has currently entered into brand contracts with NFL football players. The images on this website depicting other sports are intended to illustrate sports played by athletes that Fantex, Inc. may pursue to enter into brand contracts. There is no assurance that Fantex, Inc. will offer additional tracking stocks to reflect the economic performance of brands that play any of the sports depicted on the website.

VIEW RISKS

* Each Fantex, Inc. tracking stock is intended to track and reflect the separate economic performance of a specific brand contract that Fantex, Inc. has signed with an athlete. However, holders of shares of a Fantex, Inc. tracking stock will have no direct investment in that brand contract, associated brand or athlete. Rather, an investment in a tracking stock will represent an ownership interest in Fantex, Inc. as a whole, which will expose holders to additional risks associated with any individual tracking series that Fantex, Inc. establishes and issues in the future. Each Fantex, Inc. tracking stock is only offered through Fantex Brokerage Services. Fantex Brokerage Services cannot assure you as to the development or liquidity of any trading market for these stocks.

Fantex, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents Fantex, Inc. has filed with the SEC for more complete information about Fantex, Inc. and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, Fantex, Inc., any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 855-905-5050. View the Fantex Alshon Jeffery prospectus. View the Fantex Mohamed Sanu prospectus. View the Fantex Arian Foster prospectus. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

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Copyright 2014.
On fantex.com all securities mentioned are issued by Fantex, Inc. and the use of "Fantex," unless otherwise specified, refers to Fantex Brokerage Services.
Fantex Brokerage Services LLC and Fantex, Inc. are separate but affiliated companies.
Security products are not FDIC insured, are not bank guaranteed and may lose value.
Fantex Brokerage Services LLC does not solicit, recommend or offer advice on the investment merits of investing in any securities.